UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Petrobras signs agreement to sell Petrobras Oil & Gas B.V.

Rio de Janeiro, October 31, 2018—Petróleo Brasileiro S.A.—Petrobras, following up on the release disclosed on 3/8/2018, announces that its subsidiary Petrobras International Braspetro B.V. (“PIBBV”) signed today a Sale and Purchase Agreement—“SPA”, related to the full sale of its 50% interest in Petrobras Oil & Gas B.V. (“PO&GBV”) to Petrovida Holding B.V., a company formed by the partners Vitol Investment Partnership II Ltd (“Vitol”), Africa Oil Corp (“Africa Oil”) and Delonex Energy Ltd (“Delonex”).

PO&GBV is a joint venture in the Netherlands formed by PIBBV (50%) and BTG Pactual E&P B.V. (50%), with assets located in Nigeria. It has an 8% stake in the OML 127 block, where the Agbami producing field is located, and a 16% stake in the OML 130 block, with the Akpo producing field and the Egina field, in final stage of development, without the operatorship of any field. The current production of the PO&GBV assets is about 21 thousand boe/day (Petrobras share).

The transaction will involve a total amount of up to US$ 1.530 billion, with a cash payment of US$ 1.407 billion, subject to adjustments until the closing of the transaction, and a deferred payment of up to US$ 123 million, to be settled as soon as the Agbami field redetermination process is implemented.

The closing of the transaction is subject to the fulfillment of usual precedent conditions, such as obtaining approvals by relevant Nigerian government bodies.

The sale of PO&GBV was the result of a competitive process and is part of the Petrobras Partnership and Divestment Program, in line with the 2018-2022 Business and Management Plan and its ongoing portfolio management, with focus on pre-salt investments in Brazil.

This disclosure is in line with Petrobras’ disinvestment methodology.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

Petrovida Partners

Vitol has a 50% interest in Petrovida. Vitol is a Dutch energy and commodities company and its primary business is the trading and distribution of energy products globally – it trades over seven million barrels per day of crude oil and products and, at any time, has 250 ships transporting its cargoes. Vitol’s clients include national and international companies from the sector, including the world’s largest airlines. It is also invested in energy assets globally including storage, refining capacity and service stations.

Africa Oil has a 25% interest in Petrovida. Africa Oil is a Canadian publicly traded oil and gas exploration and development company, primarily focused in Africa. The company’s assets include a twenty-five percent working interest in the South Lokichar oil development project (Kenya) and a portfolio of interest in Africa, focused on oil and gas exploration companies.

Delonex, also with a 25% interest in Petrovida, is a leading sub-Saharan oil and gas company focused on exploration, development and production with operations in Chad, Kenya and Ethiopia.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Rafael Salvador Grisolia
Rafael Salvador Grisolia
Chief Financial Officer and Investor Relations Officer